VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010

June 3, 2022

Attention: Scott Stringer
Adam Phippen

Re: Shift4 Payments, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021 Filed March 1, 2022
Form 8-K Filed May 5, 2022
File No. 001-39313

Dear Messrs. Stringer and Phippen:

We set forth below our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to the Shift4 Payments, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), dated May 11, 2022.
For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2021
Consolidated Statements of Cash Flows, page 86

1.Please explain the nature of your customer acquisition costs and residual commission buyouts within investing activities and explain to us how your classification within investing activities complies with ASC 230-10-45-13.
Response: Shift4 respectfully informs the Staff that it markets and sells our solutions through a diversified network of over 7,000 partners, which consists of software partners (“ISVs”), value-added resellers (“VARs”) and independent sales organizations (“ISO”). Together, they provide us distribution scale and provide our merchants with front-line service and support.

The following are the types of customer acquisition or residual commission payments made by the Company to its third-party distribution partners which we believe are relevant to the Staff’s specific comment.

(1) Capitalized acquisition costs: The Company pays a one-time upfront payment to third-party distribution partners for each new merchant relationship they acquire for Shift4, representing the initial investment to secure the end-to-end processing relationship between Shift4 and the merchant. These customer relationship assets will produce revenue for Shift4 over a multi-year period. The total upfront payment is recorded on the balance sheet as a separate line item, “Capitalized acquisition cost, net” and subsequently amortized on a straight-line basis over the estimated life of the merchant relationship within cost of sales on our statement of income.

(2) Residual commissions: Subsequent to the upfront payment, Shift4 pays monthly residual commissions to its third-party distribution partners which are based on a percentage of payment-based revenue earned during that respective month by their portfolio of merchants. These payments are expensed in cost of sales (approximately $115 million, $60 million, and $55 million in 2021, 2020, and 2019, respectively) as the related revenue is earned and reported in operating activities in our statement of cash flows. Residual commissions are earned for the life of the end-to-end processing relationship the merchant has with Shift4, incentivizing all stakeholders to maintain the existing relationships, whereas the capitalized acquisition costs are the initial cost incurred by Shift4 to secure the end-to-end processing agreement with the merchant.

(3) Residual commission buyouts: Residual commission buyouts represent amounts paid to third-party distribution partners to acquire their ongoing merchant relationships that subscribe to the Shift4 end-to-end processing platform, terminating the relationship between the merchant and the third-party distribution partner. As a result, this would eliminate future payment by the Company of their residual commissions earned on payment-based revenue derived from those respective merchant portfolios. As a result of the buyout, the merchants are now included in Shift4’s VIP support and service group and receive a higher level of support from the Company than prior to the buyout arrangement, including supply distribution which was previously handled by the third-party distribution partner.

The amount of the buyout payment takes into consideration a number of factors relevant to the quality of the merchant portfolio, including the number of merchant accounts in the portfolio, their transaction volume, pricing and profitability, and historical attrition, among other factors. Residual commission buyouts include non-compete language and are recorded as an intangible asset on the balance sheet and subsequently amortized on a straight-line basis over the estimated life of the merchants acquired. The residual commission buyouts are reported in investing activities on our statement of cash flows.

Shift4 considered ASC 230-10-20 which defines investing activities as follows: Investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity's inventory). Investing activities exclude acquiring and disposing of certain loans or other debt or equity instruments that are acquired specifically for resale, as discussed in paragraphs 230-10-45-12 and 230-10-45-21.

Shift4 believes the capitalized acquisition costs represent customer relationship intangible assets which represent long-term productive assets that generate revenues over the expected life of the merchant relationships. Accordingly, Shift4 capitalizes those amounts, consistent with other intangible assets and property, plant and equipment, and therefore classifies related cash flows as investing activities.

Similarly, Shift4 considers the residual commission buyouts as intangible asset purchases, with which the Company has further acquired enhanced merchant relationships and contractually secured non-solicitation rights from the third-party distribution partners. Consistent with the Company’s classification of these payments as the acquisition of intangible assets, the Company determined that they represent productive assets and therefore classifies residual commission buyouts as investing activities.

Shift4 respectfully advises the Staff that it believes its capitalized acquisition costs and residual commission buyouts are properly classified as investing activities on the statements of cash flows.

Notes to Consolidated Financial Statements
9. Equipment for Lease, Net, page 109

2.Please tell us your consideration of presenting depreciation of equipment under lease as cost of sales in your Statements of Operations. Refer to Rule 5-03.2 of Regulation S-X.

Response: The Company respectfully informs the Staff that the equipment for lease represents terminals and point-of-sale systems that are provided as operating leases under the Company’s software as a service (“SaaS”) arrangements. When evaluating the financial statement presentation of equipment under lease we initially considered the guidance in ASC 840-20-45-2 which specifies that assets under operating leases “shall be included by the lessor with or near property, plant, and equipment in the balance sheet” and ASC 840-20-35-3 which specifies that the “property subject to an operating lease shall be depreciated following the lessor’s normal depreciation policy.” As a result, we presented equipment for lease next to property, plant, and equipment in our balance sheet as of December 31, 2020 and depreciated the equipment for lease in the same manner as we depreciate other property, plant, and equipment. We present depreciation of property, plant and equipment in “Depreciation and amortization expense” and, therefore, included depreciation of our equipment for lease in the same line item. Upon the adoption of ASC 842 effective January 1, 2021, we considered the guidance in ASC 842-30-45-6 which states that “[a] lessor shall present the underlying asset subject to an operating lease in accordance with other Topics.” We consider our equipment for lease as property, plant and equipment, accounted for under ASC 360, since the terminals and point-of-sale systems represent productive long-lived tangible assets utilized in our business operations. As a result, we concluded that no change in presentation related to the operating leases was required as a result of the adoption of ASC 842. We note that the guidance in ASC 840-20-45 and ASC 842-30-45 does not specifically address the presentation of operating lease arrangements in the statement of operations.

While in footnote 9 of our audited consolidated financial statements and related notes as disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission on March 1, 2022, we disclosed the amount of depreciation recorded for equipment under lease included within “Depreciation and amortization expense,” we have considered Staff Accounting Bulletin Topic 11.B and we will revise future filings to indicate on the face of the statement of operations parenthetically, that cost of sales excludes depreciation of equipment under lease and refer to the footnote.

Form 8-K Filed May 5, 2022
Exhibit 99.1, page 4

3.Reference is made to your bullet point disclosure of gross revenue less network fees as well as your tabular presentation of Adjusted EBITDA and Adjusted Net Income (Loss). Please present the most directly comparable GAAP measure with equal or greater prominence in future filings. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Division's Non-GAAP Compliance and Disclosure Interpretations.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will present gross profit, the most directly comparable GAAP measure to gross revenue less network fees, with equal or greater prominence to such non-GAAP measure in future filings. We further advise the Staff that we will also present net income (loss), the most directly comparable GAAP measure to Adjusted EBITDA and Adjusted Net Income (Loss), with equal or greater prominence to such non-GAAP measures in future filings.

If you require additional information or have any questions about this letter, please call me at (404) 623-9738.

Sincerely,

/s/ Brad Herring

Brad Herring
Chief Financial Officer
Shift4 Payments, Inc.